Exhibit 99.1

Pactera Announces Third Quarter 2012 Financial Results

Beijing, November 15, 2012 — Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today reported its unaudited financial results for the third quarter ended September 30, 2012, which are described below as the unaudited financial results of former HiSoft Technology International Limited (NASDAQ:HSFT). In addition, we included the unaudited financial results for the third quarter ended September 30, 2012 of VanceInfo Technologies Inc. (NYSE: VIT) which was combined with HiSoft Technology International Limited to form Pactera on November 9, 2012 as a result of the previously announced merger.

Third Quarter 2012 Highlights of former HiSoft Technology International Limited (“HiSoft”)

•                          Net revenues were $79.6 million, up 35.2% from $58.9 million for the third quarter of 2011.

•                          Non-GAAP1 operating income was $11.2 million, up 41.9% from $7.9 million for the third quarter of 2011.

•                          Diluted net income per American depositary share2 (“ADS”) and non-GAAP1 diluted net income per ADS were $0.15 and $0.33, respectively, for the third quarter of 2012.

•                          Total employees as of September 30, 2012 were 8,652, including 7,636 billable professionals.

Third Quarter 2012 Highlights of former VanceInfo Technologies Inc. (“VanceInfo”)

•                          Net revenues for the third quarter of 2012 increased to $96.2 million, up 36.9% from $70.3 million for the third quarter of 2011.

•                          Non-GAAP1 operating income was $8.5 million, up 54.5% from $5.5 million for the third quarter of 2011

•                          Diluted earnings per share3 (“EPS”) and non-GAAP1 diluted EPS were $0.11 and $0.19, respectively, for the third quarter of 2012.

•                          Total employees as of September 30, 2012 were 15,302, including 13,801 billable professionals.

Tiak Koon Loh, Pactera Chief Executive Officer, commented, “Both HiSoft and VanceInfo finished the quarter with strong, broad-based results executing on strategies to grow higher value-added solution services and further deepen wallet-share.” He continued, “These results provide nice momentum from which to establish our combined operations. We have an immediate focus on post-merger integration and a clear vision to drive sustainable business growth. We are committed to capitalizing on the synergies that lay before us and delivering solid results to our customers and shareholders.”

“We announced the official formation of Pactera on November 9, 2012, and through the merger of VanceInfo and HiSoft we bring together the skills of more than 23,000 employees to create a world-class China-based IT services company,” said Pactera Non-Executive Chairman, Chris Chen. “By building on the two firms’ complementary strengths, Pactera’s 13 offices in China and 14 international sites create an integrated, global network of resources that offer clients an expanded breadth of solution services serving a variety of industries with world-wide reach. We are indeed excited about the capabilities that Pactera brings to the marketplace and a bright future ahead,” he concluded.

1 Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the news release.

2 Based on equivalent weighted average ADSs outstanding of HiSoft for the three months ended September 30, 2012, each American depositary share representing 19 common shares.

3 Based on weighted average ordinary shares outstanding of VanceInfo for the three months ended September 30, 2012.

HiSoft Third Quarter 2012 Financial Results

Net Revenues

Net revenues were $79.6 million for the third quarter of 2012, an increase of 35.2% from $58.9 million for the corresponding period in 2011. The strong year-over-year growth in net revenues was driven by strong demand across all service lines and key geographic markets.

Net Revenues by Service Line

HiSoft had two service lines:  Information Technology (“IT”) services and research and development (“R&D”) services. HiSoft divided IT services into two categories: consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	46,242	58.1%	34,084	57.9%	35.7%
CPS	17,380	21.8%	11,823	20.1%	47.0%
ADM	28,862	36.3%	22,261	37.8%	29.7%
R&D Services	33,330	41.9%	24,790	42.1%	34.4%
Total Net Revenues	79,572	100.0%	58,874	100.0%	35.2%

Net revenues from IT services were $46.2 million for the third quarter of 2012, an increase of 35.7% from $34.1 million for the corresponding period in 2011. HiSoft’s CPS services grew 47.0% compared to the same period in 2011 as a result of expanded solution offerings and an expanded client portfolio.

Net revenues from R&D services were $33.3 million for the third quarter of 2012, an increase of 34.4% from $24.8 million for the corresponding period in 2011.

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
United States	36,359	45.7%	29,847	50.7%	21.8%
Greater China	18,169	22.8%	10,251	17.4%	77.2%
Japan	14,235	17.9%	10,056	17.1%	41.6%
Asia South	6,081	7.7%	3,603	6.1%	68.8%
Europe	4,728	5.9%	5,117	8.7%	(7.6)%
Total Net Revenues	79,572	100.0%	58,874	100.0%	35.2%

Based on the location of clients’ headquarters, HiSoft’s largest geographic market, the United States accounted for $36.4 million or 45.7% of net revenues during the third quarter of 2012, followed by 22.8% for Greater China, 17.9% for Japan, 7.7% for Asia South and 5.9% for Europe.

In the third quarter, Greater China continued its strong growth momentum of 77.2% year-over-year. The United States and Japan also continued to demonstrate solid momentum recording year-over-year net revenue growth of 21.8% and 41.6%, respectively. Asia South recorded a 68.8% increase in revenue year-over-year primarily due to an acquisition in Australia in the third quarter 2012. Growth from Europe was negatively impacted by adverse macro-economic conditions resulting in a 7.6% year-over-year decrease.

Net Revenues based on Location of Contract Signing Entity

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Greater China	33,970	42.7%	22,689	38.5%	49.7%
United States	15,764	19.8%	14,829	25.2%	6.3%
Japan	15,244	19.1%	11,530	19.6%	32.2%
Asia South	12,945	16.3%	8,455	14.4%	53.1%
Europe	1,649	2.1%	1,371	2.3%	20.3%
Total Net Revenues	79,572	100.0%	58,874	100.0%	35.2%

Measuring HiSoft’s net revenues based on the location of contract signing entity, Greater China accounted for 42.7% of net revenues in the third quarter of 2012, while the United States accounted for 19.8%, Japan accounted for 19.1%, Asia South accounted for 16.3% and Europe accounted for 2.1%.

In the third quarter of 2012, HiSoft achieved strong year-over-year net revenue growth based on the location of contract signing entity across most of its key markets: the United States grew 6.3%, Japan grew 32.2%, Greater China grew 49.7%, Asia South grew 53.1% and Europe grew 20.3%.

Largest Clients

Revenues from HiSoft’s top five and top ten clients accounted for 29.8% and 43.8% of net revenues, respectively, during the third quarter of 2012, compared to 34.5% and 49.5%, respectively, for the corresponding period in 2011.

Gross Profit and Gross Margin

Gross profit was $28.3 million for the third quarter of 2012, an increase of 35.1% from $20.9 million for the corresponding period in 2011. During the third quarter of 2012, gross margin was 35.6%, unchanged from the corresponding period in 2011.

Non-GAAP gross margin was 36.0% for the third quarter of 2012, compared to 35.9% in the corresponding period in 2011.

Operating Expenses

Total operating expenses were $23.0 million for the third quarter of 2012, an increase of 36.3% from $16.9 million for the corresponding period in 2011. Total operating expenses as percentage of total revenues was 28.9%, compared to 28.7% for the corresponding period in 2011.

Operating Income and Operating Margin

Operating income for the third quarter of 2012 was $5.3 million, an increase of 30.2% from $4.1 million for the corresponding period in 2011. Non-GAAP operating income for the third quarter in 2012 was $11.2 million, an increase of 41.9% from $7.9 million for the corresponding period in 2011.

Operating margin was 6.7% for the third quarter of 2012, compared to 6.9% for the same period in 2011. Non-GAAP operating margin was 14.1% for the third quarter of 2012, compared to 13.4% for the corresponding period in 2011.

Provision for Income Taxes

Provision for income taxes was $1.3 million for the third quarter of 2012, compared to $0.4 million in the third quarter of 2011.

The effective tax rate for the third quarter of 2012 was 21.0%. Excluding non-deductible merger related transaction costs for Cayman Island tax purposes, the effective tax rate would have been 15.0% for the quarter.

Net Income and Net Income per ADS

Net income attributable to HiSoft was $4.7 million for the third quarter of 2012, compared to $4.4 million for the corresponding period in 2011. Diluted net income per ADS was $0.15 for the third quarter of 2012, improved from $0.14 in the corresponding period of 2011.

Non-GAAP net income was $10.6 million for the third quarter of 2012, an increase of 28.3% from $8.2 million for the same period in 2011. Non-GAAP diluted net income per ADS was $0.33 in the third quarter of 2012, compared to $0.26 in the corresponding period of 2011.

Cash Flow and DSO

As of September 30, 2012, HiSoft had cash and cash equivalents, restricted cash, and term deposits totaling $120.7 million. Operating cash flow for third quarter of 2012 was a net inflow of approximately $5.1 million.

Days sales outstanding (“DSO”) was 99 days for the third quarter of 2012, compared to 88 days in the corresponding period of 2011. The increase in DSO was primarily due to an increase in the number of fixed- price contracts signed with customers in China and Singapore.

First Nine Months 2012 Financial Results of HiSoft

Net Revenues

Net revenues were $216.8 million for the nine months ended September 30, 2012, an increase of 40.7% from $154.1 million for the corresponding period in 2011.

Net Revenues by Service Line

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	127,120	58.6%	86,405	56.1%	47.1%
CPS	47,756	22.0%	23,927	15.5%	99.6%
ADM	79,364	36.6%	62,478	40.6%	27.0%
R&D Services	89,709	41.4%	67,648	43.9%	32.6%
Total Net Revenues	216,829	100.0%	154,053	100.0%	40.7%

Net revenues from IT services were $127.1 million for the nine months ended September 30, 2012, an increase of 47.1% from $86.4 million for the corresponding period in 2011. HiSoft’s CPS services, comprising a portfolio of higher value-added solutions, recorded a 99.6% year-over-year increase.

Net revenues from R&D services were $89.7 million for the nine months ended September 30, 2012, an increase of 32.6% from $67.6 million for the corresponding period in 2011.

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
United States	99,608	45.9%	77,601	50.4%	28.4%
Greater China	50,374	23.2%	26,213	17.0%	92.2%
Japan	41,395	19.1%	27,401	17.8%	51.1%
Europe	14,112	6.5%	13,943	9.0%	1.2%
Asia South	11,340	5.3%	8,895	5.8%	27.5%
Total Net Revenues	216,829	100.0%	154,053	100.0%	40.7%

Based on the location of clients’ headquarters, HiSoft’s largest geographic market, the United States, accounted for $99.6 million or 45.9% of its net revenues, during the nine months ended September 30, 2012, followed by 23.2 % for Greater China, 19.1% for Japan, 6.5% for Europe and 5.3% for Asia South.

Net Revenues based on Location of Contract Signing Entity

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Greater China	89,916	41.5%	60,408	39.2%	48.8%
United States	46,406	21.4%	34,435	22.4%	34.8%
Japan	44,294	20.4%	33,480	21.7%	32.3%
Asia South	32,402	14.9%	21,879	14.2%	48.1%
Europe	3,811	1.8%	3,851	2.5%	(1.0)%
Total Net Revenues	216,829	100.0%	154,053	100.0%	40.7%

Measuring HiSoft’s net revenues based on the location of contract signing entities, Greater China accounted for 41.5% of its net revenues in the nine months ended September 30, 2012, while the United States accounted for 21.4%, Japan accounted for 20.4%, Asia South accounted for 14.9% and Europe accounted for 1.8%.

Largest Clients

Revenues from HiSoft’s top five and top ten clients accounted for 31.2% and 44.3% of its net revenues, respectively, during the nine months ended September 30, 2012, compared to 36.8% and 52.5%, respectively, for the corresponding period in 2011.

Gross Profit and Gross Margin

Gross profit was $76.8 million for the nine months ended September 30, 2012, an increase of 44.9% from $53.0 million for the corresponding period in 2011. For the nine months ended September 30, 2012, gross margin was 35.4%, compared to 34.4% for the corresponding period in 2011.

Operating Income and Operating Margin

Operating income for the nine months ended September 30, 2012 was $18.5 million, an increase of 75.6% from $10.5 million for the corresponding period in 2011. Non-GAAP operating income for the nine months ended September 2012 was $30.0 million, an increase of 65.7% from $18.1 million for the corresponding period in 2011.

Operating margin was 8.5% for the nine months ended September 30, 2012, compared to 6.8% for the corresponding period in 2011. Non-GAAP operating margin was 13.9% for the third quarter of 2012, compared to 11.8% for the corresponding period in 2011.

Provision for Income Taxes

Provision for income taxes was $3.6 million for the nine months ended September 30, 2012, compared to a $1.3 million for the corresponding period in 2011. The increase in income tax rate was primarily a result of the phasing out of the preferential tax rates for some of HiSoft’s operating entities.

Effective tax rate was 17% for the nine months ended September 30, 2012. Excluding certain non-deductible merger-related transaction costs for Cayman islands tax purposes, the effective tax rate would have been 15.0% for the nine months ended September 30, 2012.

Net Income and Net Income per ADS

Net income attributable to HiSoft was $17.1 million for the nine months ended September30, 2012, an increase of 54.1%, compared to $11.1 million for the corresponding period in 2011. Diluted net income per ADS was $0.54 for the nine months ended September 30, 2012, compared to $0.35 for the corresponding period in 2011.

Non-GAAP net income was $28.7 million for the nine months ended September 30, 2012, an increase of 53.2% from $18.7 million for the corresponding period in 2011. Non-GAAP diluted net income per ADS was $0.90 for the nine months ended September 30, 2012 compared to $0.59 for the corresponding period in 2011.

Cash Flow and DSO

Operating cash flow for the nine months ended September 30, 2012 was a net inflow of approximately $3.0 million.

Days sales outstanding was 96 days for the nine-month period ending September 30, 2012.

Third Quarter 2012 Financial Results of VanceInfo

Net Revenues

Net revenues were $96.2 million in the third quarter of 2012, up 36.9% from $70.3 million for the third quarter of 2011. The increase in net revenues was attributable to the demand from most of the markets VanceInfo served, except the European market.

Net Revenues by Service Line

VanceInfo provided four service lines: R&D Outsourcing Services (“RDS”), Consulting and Solutions Services (“C&S”), Application Management Services (“AMS”) and Other Solutions & Services (“Others”).

Consistent with the VanceInfo’s growth strategy, net revenues from C&S grew 107.8% over the same period in 2011 and contributed 13.2% of total net revenues in the third quarter of 2012. Net revenues from AMS increased 35.5% from the third quarter of 2011, accounting for 37.1% of total net revenues in the third quarter of 2012.

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
RDS	43,255	45.0%	34,601	49.2%	25.0%
C&S	12,748	13.2%	6,135	8.7%	107.8%
AMS	35,704	37.1%	26,343	37.5%	35.5%
Others	4,533	4.7%	3,215	4.6%	41.0%
Total net revenues	96,240	100.0%	70,294	100.0%	36.9%

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Greater China	49,318	51.2%	32,939	46.9%	49.7%
United States	31,261	32.5%	22,927	32.6%	36.4%
Europe	8,639	9.0%	11,097	15.8%	(22.2)%
Japan	4,268	4.4%	2,529	3.6%	68.8%
Others	2,754	2.9%	802	1.1%	243.4%
Total	96,240	100.0%	70,294	100.0%	36.9%

Based on the location of clients’ headquarters, net revenues from Greater China were $49.3 million or 51.2% of total net revenues in the third quarter of 2012, followed by 32.5% from the United States, 9.0% from Europe and 4.4% from Japan.

Measuring the VanceInfo’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 69.3% of total net revenues in the third quarter of 2012, while the United States accounted for 23.5% in the same period.

Net Revenues by Industry

VanceInfo classified its clients into four industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and other industry segments including manufacturing, retail, distribution, travel and transportation and public services (“Others”).

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Telecom	33,725	35.0%	27,510	39.1%	22.6%
High Tech	30,713	31.9%	23,186	33.0%	32.5%
BFSI	18,434	19.2%	8,603	12.2%	114.3%
Others	13,368	13.9%	10,995	15.7%	21.6%
Total net revenues	96,240	100.0%	70,294	100.0%	36.9%

Largest Clients

Revenues from VanceInfo’s top five clients totaled $46.7 million or 48.6% of total net revenues in the third quarter of 2012, compared to 50.2% in the third quarter of 2011.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2012 was $30.2 million, an increase of 26.0% from $24.0 million in the third quarter of 2011. Gross margin was 31.4% in the third quarter of 2012, compared to 34.1% in the third quarter of 2011.

Operating Income and Operating Margin

Operating income in the third quarter of 2012 was $5.1 million, compared to $2.6 million in the third quarter of 2011. Non-GAAP operating income in the third quarter of 2012 was $8.5 million, up 54.5% from $5.5 million in the same period in 2011. Non-GAAP operating margin was 8.9% in the third quarter of 2012, compared to 7.9% in the third quarter of 2011. The year-over-year increase of Non-GAAP operating margin was primarily due to the higher pre-sale expenses associated with VanceInfo’s strategic investment in BFSI consulting and solutions capabilities in September 2011.

Provision for Income Taxes

The effective income tax rate was 15.9%, compared to 4.8% in the same period of 2011. The higher effective income tax rate reflected the expiration of tax holiday in 2012 of a major China-based operating subsidiary.

Net Income and EPS

Net income in the third quarter of 2012 was $4.9 million, up 54.3% from $3.2 million in the third quarter of 2011. Non-GAAP net income was $8.3 million in the third quarter of 2012, up 35.8% from $6.1 million in the same period in 2011. Non-GAAP  net margin was 8.7% in the third quarter of 2012, which was the same as the third quarter 2011.

For the third quarter of 2012, diluted EPS and Non-GAAP diluted EPS were $0.11 and $0.19, respectively, compared with $0.07 and $0.14, respectively, for the third quarter of 2011.

Cash Flow and DSO

As of September 30, 2012, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-term investments totaling $80.2 million. Operating cash flow in the third quarter of 2012 was a net inflow of approximately $5.6 million.

Days sales outstanding (“DSO”) was 143 days for the third quarter of 2012, compared to 132 for the second quarter of 2012. DSO was 130 days for the trailing twelve months ended September 30, 2012, compared with 128 days for the trailing twelve months ended June 30, 2012.

First Nine Months 2012 Financial Results of VanceInfo

Net Revenues

Net revenues for the first nine months of 2012 were $277.1 million, up 41.4% from $195.9 million in the first nine months of 2011.

Net Revenues by Service Line

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
RDS	133,169	48.1%	104,610	53.4%	27.3%
C&S	34,189	12.3%	16,310	8.3%	109.6%
AMS	97,492	35.2%	67,625	34.5%	44.2%
Others	12,243	4.4%	7,404	3.8%	65.4%
Total net revenues	277,093	100.0%	195,949	100.0%	41.4%

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Greater China	135,167	48.8%	92,151	47.0%	46.7%
United States	94,268	34.0%	63,937	32.6%	47.4%
Europe	28,846	10.4%	31,439	16.0%	-8.2%
Japan	12,032	4.3%	6,606	3.4%	82.1%
Others	6,780	2.5%	1,816	1.0%	273.3%
Total Net Revenues	277,093	100.0%	195,949	100.0%	41.4%

Based on the location of its clients’ headquarters, Greater China was VanceInfo’s largest geographic market, accounting for $135.2 million or 48.8% of the net revenues in the first nine months of 2012, followed by 34.0% from clients headquartered in the United States, 10.4% in Europe and 4.3% in Japan.

Measuring VanceInfo’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 67.7% of net revenues in the first nine months of 2012, while the United States accounted for 25.3% in the same period.

Net Revenues by Industry

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Telecom	99,314	35.8%	$80,852	41.3%	22.8%
High Tech	93,815	33.9%	64,800	33.1%	44.8%
BFSI	47,723	17.2%	22,619	11.5%	111.0%
Others	36,241	13.1%	27,678	14.1%	30.9%
Total net revenues	277,093	100.0%	195,949	100.0%	41.4%

Largest Clients

Revenues from the top five clients totaled 51.7% of VanceInfo’s net revenues in the first nine months of 2012, compared to 53.1% in the same period in 2011.

Gross Profit and Gross Margin

Gross profit for the first nine months of 2012 was $88.2 million, an increase of 25.4% from $70.3 million in the first nine months of 2011. Gross margin was 31.8% in the first nine months of 2012, compared to 35.9% in the prior year period.

Operating Income and Operating Margin

Operating income in the first nine months of 2012 was $13.8 million, compared with $17.1 million in the same period last year. Non-GAAP operating income in the first nine months of 2012 was $24.3 million, compared with $24.5 million in the same period last year. Non-GAAP operating margin was 8.8% in the first nine months of 2012, compared to 12.5% in the year-ago period.

Net Income and EPS

Net income for the first nine months of 2012 was $12.9 million, compared to $17.3 million for the same period of 2011. Non-GAAP1 net income was $23.4 million for the first nine months of 2012, compared with $24.7 million a year ago. Non-GAAP net margin1 was 8.5%, compared with 12.6% in the first nine months of 2011. Diluted EPS for the first nine months of 2012 was $0.30, compared to $0.38 in the same period of 2011. Non-GAAP diluted EPS was $0.54 for the first nine months of 2012, which was the same as the first nine months of 2011.

Outlook for Pactera’s Fourth Quarter 2012

For the fourth quarter of 2012, based on current market and operating conditions and current book orders, Pactera expects:

•                          Net revenues to be at least US$136 million, including the former HiSoft’s estimated results for the whole fourth quarter and VanceInfo’s estimated results for the period from November 9, 2012 to December 31, 2012.

•                          Non-GAAP diluted net income per ADS to be in the range of $0.22 to $0.24, estimated based on the whole fourth quarter results of the former HiSoft and the results of the former VanceInfo for the period from November 9, 2012 to December 31, 2012 and 68.9 million weighted average equivalent ADSs outstanding including common shares and ADSs issued in connection with the merger with former VanceInfo since November 9, 2012.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call

The Company will host a combined earnings conference call and live webcast at 7:00 AM Eastern Standard Time (EST) on Thursday, November 15, 2012 (8:00 PM Beijing/Hong Kong time). Management will discuss the quarter results and highlights of both companies respectively and answer questions from investors. Please dial-in five minutes prior to the call to register and receive further instruction.

This combined earnings conference call replaces the previously announced third quarter 2012 earnings conference calls for HiSoft and VanceInfo, respectively.

The dial-in details for the live conference call are as below:

•                  U.S. Toll Free Dial-in Number: + 1.866.519.4004

•                  International Dial-in Number: + 65.6723.9381

•                  Hong Kong Dial-in Number: + 852.2475.0994

•                  Passcode: 44087166

The conference call will be available live via webcast on the Investors section of Pactera’s website at http://ir.pactera.com . The archive replay will be available on Pactera’s website shortly after the call.

A dial-in replay of the conference call will be available until November 23, 2012:

•                      U.S. Toll Free Dial-in Number: + 1.866.214.5335

•                      International Dial-in Number: + 61.2.8235.5000

•                      Passcode: 44087166

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s clients, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Pactera’s consolidated financial results presented in accordance with GAAP, Pactera uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, non-GAAP net income and non-GAAP diluted EPS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related costs, change in fair value of contingent consideration payable for business acquisition, and compensation expenses related to acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP or as being comparable to results reported or forecasted by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this news release.

Pactera believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and non-GAAP diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to Pactera at the date of this news release.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	September 30, 2012	December 31, 2011

ASSETS
Current Assets
Cash and cash equivalents	102,487	113,856
Restricted cash	2,030	1,222
Term deposits	16,186	21,681
Account receivable, net	90,140	61,413
Other current assets	17,007	7,135
Total current assets	227,850	205,307

Property, plant and equipment, net	13,329	13,774
Goodwill and intangible assets, net	67,327	52,546
Other long-term assets	4,561	1,552
Total assets	313,067	273,179

LIABILITIES AND EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entity without recourse to Hisoft Technology International Limited of $242 and $238 as of September 30, 2012 and December 31, 2011, respectively)	61,224	51,029
Other liabilities	17,196	12,260
Total liabilities	78,420	63,289
Total shareholder’s equity	234,647	209,890
Total liabilities and equity	313,067	273,179

Note:

As of September 30, 2012, there were 625,867,996 ordinary shares (32,940,421 ADSs) issued and outstanding.

As of December 31, 2011, there were 595,868,033 ordinary shares (31,361,475 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net revenues	79,572	58,874	216,829	154,053
Cost of revenues	(51,270)	(37,925)	(140,013)	(101,025)
Gross profit	28,302	20,949	76,816	53,028

Operating expenses	(23,008)	(16,882)	(58,362)	(42,519)
Income from operations	5,294	4,067	18,454	10,509

Other income	833	854	2,888	2,073
Net income before income tax expenses	6,127	4,921	21,342	12,582

Income tax expenses	(1,287)	(416)	(3,569)	(1,259)
Net income	4,840	4,505	17,773	11,323

Less: Net income attributable to noncontrolling interest	(174)	(92)	(666)	(219)
Net income attributable to Hisoft Technology International Limited	4,666	4,413	17,107	11,104

Net income per share
Basic	0.01	0.01	0.03	0.02
Diluted	0.01	0.01	0.03	0.02

Weighted average shares used in calculating net income per common share
Basic	578,534,651	595,251,268	576,313,461	586,484,199
Diluted	600,326,570	597,081,354	600,993,414	599,159,307

Net income per ADS
Basic	0.15	0.14	0.56	0.36
Diluted	0.15	0.14	0.54	0.35

Weighted average ADS used in calculating net income per ADS
Basic	30,449,192	31,329,014	30,332,287	30,867,589
Diluted	31,596,135	31,425,334	31,631,232	31,534,700

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net income	4,840	4,505	17,773	11,323
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	2,491	739	1,513	3,876
Comprehensive income	7,331	5,244	19,286	15,199

Less: Comprehensive income attributable to noncontrolling interest	(195)	(104)	(673)	(252)
Comprehensive income attributable to Hisoft Technology International Limited	7,136	5,140	18,613	14,947

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash flows from operating activities:

Net income	$4,840	$4,505	$17,773	$11,323
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal) provision for doubtful accounts	(119)	(3)	(30)	205
(Gain) loss on disposal of property, plant and equipment	(8)	6	(52)	38
Depreciation	1,343	1,148	4,141	3,083
Change in fair value of foreign-currency forward contract	(68)	(14)	(23)	39
Success fee related to business acquisition	—	450	—	450
Amortization of intangible assets	1,555	787	3,763	1,633
Interest expense	—	—	—	64
Share-based compensation expenses	1,417	1,806	5,223	4,097
Changes in fair value of contingent consideration	463	788	117	1,440
Changes in operating assets and liabilities:
Accounts receivable	(2,737)	(4,926)	(22,469)	(13,362)
Other current assets	(552)	(879)	(2,131)	1,242
Income tax receivable	—	1,727	—	2,565
Other assets	(696)	(262)	(934)	(329)
Accounts payable	(1,245)	(164)	(2,521)	(656)
Other liabilities	862	(3,449)	178	(3,490)

Net cash provided by operating activities	5,055	1,520	3,035	8,342

Cash flows from investing activities:
Term deposits	20,036	(32,356)	5,324	(32,356)
Purchase of property, plant and equipment	(1,052)	(2,066)	(3,381)	(5,906)
Prepayment of buliding purchase (1)	(6,507)	—	(6,507)	—
Restricted cash	(582)	(458)	(788)	(782)
Deferred and contingent consideration paid for business acquisition	(5,145)	(4,607)	(7,233)	(5,607)
Payment of success fee related to business acquisition	—	(450)	—	(450)

Net cash provided by (used in) investing activities	6,750	(39,937)	(12,585)	(45,101)

Cash flows from financing activities:
Repayment of bank loan	(293)	—	(476)	(40,064)
Cash received from non-controlling	—	—	—	908
Proceeds from issuance of common share under employee option plan	129	489	1,399	4,658
Deferred and contingent consideration paid for business acquisition	(150)	(4,260)	(3,047)	(9,560)

Net cash used in financing activities	(314)	(3,771)	(2,124)	(44,058)

Effect of exchange rate changes	571	658	305	2,597

Net increase (decrease) in cash and cash equivalents	12,062	(41,530)	(11,369)	(78,220)
Cash and cash equivalents at beginning of period	90,425	133,203	113,856	169,893

Cash and cash equivalents at end of period	$102,487	$91,673	$102,487	$91,673

Note 1: We will purchase a campus facility in Wuxi. The facility consists of the building property, and the underlying leased payments for the land use right. The current amount of prepayment in the third quarter of 2012 is principally made for the building portion and accordingly included under investing activities. Any subsequent payments attributable to the leased payments for the land use right will be presented under operating activities.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

GAAP operating income	5,294	4,067	18,454	10,509
GAAP operating income%	6.7%	6.9%	8.5%	6.8%

Adjustments:
- Share-based compensation	1,417	1,806	5,223	4,097
- Amortization of acquired intangible assets	1,555	787	3,763	1,633
- Change in fair value of contingent consideration payable for M&A	463	788	117	1,440
- Success fee related to business acquisition	—	450		450
- Compensation expenses related to acquisition	87	—	87	—
- Merger related costs	2,388	—	2,388	—

Non-GAAP operating income	11,204	7,898	30,032	18,129
Non-GAAP operating income%	14.1%	13.4%	13.9%	11.8%

GAAP net income	4,666	4,413	17,107	11,104
GAAP net margin	5.9%	7.5%	7.9%	7.2%

Adjustments:
- Share-based compensation	1,417	1,806	5,223	4,097
- Amortization of acquired intangible assets	1,555	787	3,763	1,633
- Change in fair value of contingent consideration payable for M&A	463	788	117	1,440
- Success fee related to business acquisition	—	450	—	450
- Compensation expenses related to acquisition	87	—	87	—
- Merger related costs	2,388	—	2,388	—

Non-GAAP net income	10,576	8,244	28,685	18,724
Non-GAAP net margin	13.3%	14.0%	13.2%	12.2%

Non-GAAP net income per ADS
Basic	0.35		0.26	0.95		0.61
Diluted	0.33		0.26	0.90		0.59

Weighted average ADS used in calculating non-GAAP net income per ADS
Basic	30,449,192		31,329,014	30,332,287		30,867,589
Diluted	31,596,135		31,425,334	31,631,232		31,534,700

GAAP net income per ADS
Basic	0.15		0.14	0.56		0.36
Adjustments:
- Share-based compensation	0.05		0.05	0.17		0.14
- Amortization of acquired intangible assets	0.05		0.03	0.13		0.05
- Change in fair value of contingent consideration payable for M&A	0.02		0.03	0.01		0.05
- Success fee related to business acquisition	—		0.01	—		0.01
- Compensation expenses related to acquisition	—	*	—	—	*	—
- Merger related costs	0.08		—	0.08		—
Non-GAAP net income per ADS
Basic	0.35		0.26	0.95		0.61

GAAP net income per ADS
Diluted	0.15		0.14	0.54		0.35
Adjustments:
- Share-based compensation	0.04		0.05	0.16		0.13
- Amortization of acquired intangible assets	0.05		0.03	0.12		0.05
- Change in fair value of contingent consideration payable for M&A	0.01		0.03	—		0.05
- Success fee related to business acquisition	—		0.01	—		0.01
- Compensation expenses related to acquisition	—	*	—	—	*	—
- Merger related costs	0.08		—	0.08		—
Non-GAAP net income per ADS
Diluted	0.33		0.26	0.90		0.59

*  Less than 0.01

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	September 30,	December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	78,431	96,170
Term deposits	—	5,000
Restricted cash	1,776	1,587
Held-to-maturity securities-current	—	9,401
Account receivable, net	164,055	126,389
Other current assets	14,929	16,042
Total current assets	259,191	254,589

Property and equipment, net	48,724	36,580
Goodwill and other intangible assets	74,665	67,807
Land use right	23,582	23,884
Other long-term assets	3,910	3,036
Total assets	410,072	385,896

Liabilities and equity
Current liabilities	70,387	66,438
Non-current liabilities	11,636	16,014
Total liabilities	82,023	82,452

Equity (a)	328,049	303,444

Total liabilities and equity	410,072	385,896

Note:

(a) As of September 30, 2012, there were 44,833,928 ordinary shares issued and 42,439,355 ordinary shares  outstanding, excluding 2,394,573 treasury stocks in the form of ADSs repurchased from the open market.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Comprehensive income (Unaudited)

(US dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net revenues	96,240	70,294	277,093	195,949
Cost of revenues (a)	(66,020)	(46,312)	(188,912)	(125,619)
Gross profit	30,220	23,982	88,181	70,330

Operating expenses (a)	(27,236)	(21,768)	(76,618)	(54,252)
Change in fair value of contingent consideration payable for business acquisition	2,152	372	2,236	974
Income from operations	5,136	2,586	13,799	17,052
Other income	709	764	1,543	2,083
Income before income taxes and earnings in equity method investment	5,845	3,350	15,342	19,135
Provision for income taxes	(927)	(160)	(2,441)	(1,848)
Income before earnings in equity method investment	4,918	3,190	12,901	17,287
Earnings(Loss)earnings in equity method investment	4	—	35	(34)
Net income	4,922	3,190	12,936	17,253
Income attributable to VanceInfo Technologies Inc. shareholders	4,922	3,190	12,936	17,253
Earnings per share
Basic - ordinary shares	0.12	0.07	0.31	0.40
Diluted - ordinary shares	0.11	0.07	0.30	0.38

Net income	4,922	3,190	12,936	17,253
Other comprehensive income, net of tax	2,397	2,765	853	6,275
Comprehensive income	7,319	5,955	13,789	23,528
Comprehensive income attributable to VanceInfo Technologies Inc. Shareholders	7,319	5,955	13,789	23,528

Weighted average shares outstanding (in thousands)
Basic - ordinary shares	42,418	43,090	42,211	43,530
Diluted - ordinary shares	43,698	44,996	43,623	45,736

Note:

(a)  Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $3,480 and $2,839 for the three months ended September 30, 2012 and 2011, respectively and $10,072 and $7,451 for the nine months ended September 30,2012 and 2011,respectively.

   Share-base compensation included in cost of revenues and selling, general and administrative expenses totaled $2,276 and $2,262 for the three months ended September 30, 2012 and 2011, respectively and $6,813 and $6,124 for the nine months ended September 30,2012 and 2011,respectively.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Cash Flow (Unaudited)

(US dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash flows from operating activities:
Net income	4,922	3,190	12,936	17,253
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,276	2,262	6,813	6,124
Depreciation and amortization of property and equipment	2,156	1,783	6,107	5,156
Amortization of intangible assets	1,205	1,056	3,605	2,295
Amortization of land use right	119	—	360	—
Change in fair value of foreign-currency forward contracts	(9)	32	(88)	270
Loss on disposal of property and equipment	29	14	43	21
Allowance for doubtful accounts	185	48	1,379	(247)
Change in fair value of contingent consideration	(2,152)	(372)	(2,236)	(974)
(Earnings) loss in equity method investment	(5)	—	(36)	35
Gain on remeasurement of fair value of noncontrolling equity investment	—	(701)	—	(1,215)
Changes in operating assets and liabilities
Accounts receivable	(11,018)	(137)	(37,759)	(16,017)
Other current assets	40	(23)	732	(343)
Other assets	2	(64)	(247)	(45)
Accounts payable	389	127	(1,158)	(461)
Other liabilities	7,509	(2,681)	(1,685)	(3,886)
Prepaid land use right	—	(5,132)	—	(5,132)
Net cash provided by (used in) operating activities	5,648	(598)	(11,234)	2,834

Cash flows from investing activities
Purchase of property and equipment	(2,926)	(1,660)	(7,325)	(5,239)
Payment for construction in progress	(1,639)	—	(10,078)	—
Consideration paid for business acquisitions	—	(659)	(694)	(9,745)
Term deposit	—	—	5,000	—
Restricted cash	1,395	(1,104)	(189)	(873)
Payment for settlement of foreign currency forward exchange contracts	(42)	(339)	(42)	(339)
Investments - held-to-maturity	2,000	3,245	9,250	206
Net cash used in investing activities	(1,212)	(517)	(4,078)	(15,990)

Cash flows from financing activities
Proceeds from exercise of options	340	(223)	1,807	2,581
Payment for issuance costs of ordinary shares upon share offering in 2010	—	—	—	(52)
Consideration paid for business acquisitions	(1,072)	—	(4,076)	—
Repurchase of ordinary shares	—	(7,946)	—	(28,977)
Short-term bank loan	(1,578)	24	6	(1,518)
Net cash used in financing activities	(2,310)	(8,145)	(2,263)	(27,966)

Effect of exchange rate changes on cash	(127)	857	(164)	1,675
Net increase (decrease) in cash and cash equivalents	2,126	(9,260)	(17,575)	(41,122)
Cash and cash equivalents, beginning of period	76,432	130,221	96,170	161,265
Cash and cash equivalents, end of period	78,431	121,818	78,431	121,818

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended September 30, 2012				Three months ended September 30, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$5,136	$3,410	(a)	$8,546	$2,586	$2,946	(b)	$5,532
Operating margin	5.3%	3.6	%(a)	8.9%	3.7%	4.2	%(b)	7.9%
Net income	$4,922	$3,410	(a)	$8,332	$3,190	$2,946	(b)	$6,136
Net margin	5.1%	3.6	%(a)	8.7%	4.5%	4.2	%(b)	8.7%
Diluted EPS	$0.11	$0.08	(e)	$0.19	$0.07	$0.07	(e)	$0.14

	Nine months ended September 30, 2012				Nine months ended September 30, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$13,799	$10,504	(c)	$24,303	$17,052	$7,445	(d)	$24,497
Operating margin	5.0%	3.8	%(c)	8.8%	8.7%	3.8	%(d)	12.5%
Net income	$12,936	$10,504	(c)	$23,440	$17,253	$7,445	(d)	$24,698
Net margin	4.7%	3.8	%(c)	8.5%	8.8%	3.8	%(d)	12.6%
Diluted EPS	$0.30	$0.24	(e)	$0.54	$0.38	$0.16	(e)	$0.54

Notes:

(a) Adjustment to exclude acquisition related intangible assets amortization expense of $1,205, land use right amortization expense of $119, change in fair value of contingent consideration payable for business acquisition of $(2,152), merger-related costs of $1,962 and share-based compensation of $2,276 from the unaudited condensed consolidated statements of operations.

(b) Adjustment to exclude acquisition related intangible assets amortization expense of $1,056, change in fair value of contingent consideration payable for business acquisition of $(372) and share-based compensation of $2,262 from the unaudited condensed consolidated statements of operations.

(c) Adjustment to exclude acquisition related intangible assets amortization expense of $3,605, land use right amortization expense of $360, change in fair value of contingent consideration payable for business acquisition of $(2,236), merger-related costs of $1,962 and share-based compensation of $6,813 from the unaudited condensed consolidated statements of operations.

(d) Adjustment to exclude acquisition related intangible assets amortization expense of $2,295, change in fair value of contingent consideration payable for business acquisition of $(974),  and share-based compensation of $6,124 from the unaudited condensed consolidated statements of operations.

(e) Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Reconciliations of Forward-Looking Guidance for

Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data)

(Unaudited)

	Three months ending December 31, 2012
	GAAP		Adjustments		Non-GAAP
	Range of Estimate				Range of Estimate

Diluted EPS (a)	0.10	0.12	0.12	(b)	0.22	0.24

Notes:

(a) Based on 68.9 million total ADS-equivalent average shares outstanding for the fourth quarter 2012.

(b) Reflects estimated adjustment for acquisition related intangible assets amortization expenses, land use right amortization expense, merger related transaction costs and share-based compensation expenses of approximately $8.3 million for the fourth quarter 2012. Additional merger integration costs have not been reflected in the adjustment, but will be a non-GAAP adjustment item when the amounts become available.

For further information, please contact:

Sheryl Zhang

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com